Exhibit 99.2

To Our Shareholders

In 2004, we posted revenue growth that outpaced that of the industry and recorded a modest profit after three years of significant losses. Revenues in 2004 were $932 million, up 69 percent from 2003. Our total business base revenues, which include our share of Silicon Manufacturing Partners (SMP) of $171 million, were $1,103 million, up 52 percent from the previous year. SMP is our minority-owned joint venture company and is not consolidated under U.S. GAAP. Revenues from 0.13-micron and below technologies increased almost four fold and accounted for more than a third of the dollar increase during the year. Net income in 2004 was $7 million, an improvement of $298 million compared to 2003. Earnings per American Depositary Share (ADS) and earnings per share in 2004 were $0.03 and $0.00 respectively, compared with a loss per ADS and loss per share of $1.16 and $0.12 respectively in 2003. Cash flow from operations was $332 million in 2004, and we exited the year in a strong liquidity position with $570 million in cash and term deposits and over $1 billion in credit facilities.

The way forward

2004 was a year when we took several important steps to pave the way forward for Chartered and reinforce our position among industry leaders: moving into 300-millimeter (mm) manufacturing and promoting market acceptance of the Chartered-IBM technology platform.

We moved equipment into Fab 7, our first 300mm (12-inch) fab, achieving functional 0.13-micron 300mm wafers within five months. We also launched engineering wafers in that fab for 0.11-micron and 90-nanometer (nm) technologies. Fab 7 is currently in pilot production and on schedule to start commercial production in mid-2005. In order to achieve faster yield improvement and smoother ramp, we are proactively deploying advanced tools and methodologies in Fab 7. Such solutions include PDF Solutions’ Characterization Vehicle Infrastructure to increase the robustness of our processes and the integration of certain portions of AMD’s technologies, methodologies and skill sets, collectively known as AMD Automated Precision Manufacturing, into our yield management system.

On the customer front, we secured our first customer for Fab 7, IBM, for manufacturing 90nm Silicon-on-Insulator (SOI) products. We also entered into a manufacturing agreement with AMD for manufacturing its 64-bit microprocessors commencing in 2006. These represent new markets and new growth opportunities for Chartered and also make us the only dedicated foundry to manufacture leading-edge SOI products. In addition, we are seeing good traction with our 90nm CMOS offering which we believe would allow us to increase presence in markets such as base-band and graphics. Our plan is to ramp Fab 7 to 9,000 300mm wafers per month capacity by the end of 2005 and to achieve breakeven at that level.

Path to sustainable profitability

Though we are entering 2005 in a soft market environment, we are excited about the opportunities ahead of us. We will continue to expand our leading-edge market share by engaging with new customers and products with our 0.13-micron offering, newly qualified 0.11-micron technology and 90nm CMOS platform.

As we move into a new phase of growth, one of management’s top priorities remains reducing the company’s breakeven point. Our target is to achieve a breakeven point of 75 percent utilization by fourth quarter 2005, including Fab 7 as part of our cost structure. This will bring Chartered closer to a path of sustained profitability.

Chartered’s way forward reflects opportunity and optimism which are built upon the progress we have made in executing to the strategies that were put in place two years ago. Leveraging our efforts to enable innovation for our customers, build partnerships with industry leaders, and pursue growth for the company, we look forward to executing to the opportunities that are ahead of us. We thank you for your continued support.

Chia Song Hwee
President & CEO

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This document contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of these forward-looking statements are, including without limitation, the commencement of commercial production of Fab 7, our agreement with IBM for manufacturing 90nm SOI products and our agreement with AMD for manufacturing of AMD64 microprocessors in 2006; our plan to ramp Fab 7 to 9,000 300-mm wafers per month capacity by the end of fourth quarter 2005 and achieving breakeven at that level; the reduction of our breakeven point to 75% utilization by the end of 2005; annual growth rate of worldwide semiconductor industry and the timing of the trough of the semiconductor market cycle; our expectation of the capital expenditure to equip and complete Fab 7; our 2005 planned capital expenditures, research and development expenditures, depreciation and amortization and wafer capacity; our business outlook for 2005; our capacity utilization rate, production capacity and production capacity mix and our expected sources of liquidity, cash flow, funding needs and financings.

These forward looking statements reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the market outlook and trends; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of the semiconductor market recovery; economic conditions in the United States as well as globally; customer demands, unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung); changes in capacity allocation in process technology mix, changes in our capacity plans, unavailability of materials, equipment, manpower, expertise and timely regulatory approvals; the availability of financings and the terms thereof; and terrorist attacks, another war, or the possibility of another outbreak of SARS or any other infectious disease in Singapore as well as various parts of the world.

Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — Risk Factors.” You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.